UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from

Commission File Number 1-5057

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX
SAVINGS PLAN

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

150 Pierce Road

Itasca, IL 60143

OFFICEMAX
SAVINGS PLAN

Financial Statements and Supplemental Schedule

(With Report of Independent Registered Public Accounting Firm)

December 31, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and
    the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2006

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Cash	$—	39,126,857
Investments:
OfficeMax Savings Plan Trust	510,655,381	—
Plan interest in Master Trust	—	526,888,177
Common Stock	—	11,398,128
Self Managed Account	20,805,670	—
Participant loans	12,480,001	1,603,212
Total investments	543,941,052	539,889,517

Receivables:
Participant contributions	—	184,662
Employer contributions	—	62,126
Total receivables	—	246,788

Accrued administrative expenses	—	(300,146)
Net assets available for benefits	$543,941,052	578,963,016

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2005

Additions:
OfficeMax Savings
Plan Trust investment income:
Net appreciation in fair value of investments	$19,711,719
Dividend income	4,637,330
Net appreciation — Self Managed Account	786,361
Interest on participant loans	575,539
Contributions:
Participant	22,323,509
Company, net of forfeitures	3,869,316
Total additions	51,903,774

Deductions:
Participant withdrawals	(85,639,734)
Administrative expenses	(1,286,004)
Total deductions	(86,925,738)
Net decrease	(35,021,964)

Net assets available for benefits, beginning of year	578,963,016
Net assets available for benefits, end of year	$543,941,052

See accompanying notes to financial statements.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(1)                     Description of Plan

The following brief description of the OfficeMax Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the plan document for more complete information.

(a)                     General

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of OfficeMax Incorporated and its subsidiaries (Company or we), including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, the Boise Cascade Corporation Retirement Savings Plan (RSP), or the Boise Cascade Qualified Employee Savings Trust (QUEST). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

(b)                     Merger

On December 31, 2004, the Company merged the QUEST, RSP, and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan and the plan assets were moved out of the OfficeMax Master Trust (Master Trust). The Plan is now part of a bundled service arrangement through Citistreet L.L.C., with new investment options and a trust arrangement separate from the Master Trust.

As part of the merger, the OfficeMax, Inc. Savings Plan liquidated its mutual fund investments and the resulting cash is reflected in the statement of net assets available for benefits as of December 31, 2004. Subsequent to December 31, 2004, the investments of the other merged plans were also liquidated with the exception of the Employee Stock Ownership Plan (ESOP) component and the OfficeMax Common Stock Fund. The combined cash was then reinvested in the new investment options described below.

(c)                      Participant Contributions

As of January 1, 2005, participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of eligible compensation except that Puerto Rico participants may contribute 1% to 10% of eligible compensation. Contributions may only be made on a before-tax basis.

Highly compensated participants who have been classified as such for two or more consecutive years are restricted to 1% of eligible earnings. Highly compensated participants who have been classified as such for only one year are restricted to 6% of eligible earnings.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(d)                     Company Match

Once a participant is eligible, the participant can receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings. Prior to January 1, 2005, slightly different matching rates applied under the predecessor plans.

For participants hired on or before October 31, 2003 (not including participants formerly in QUEST, RSP or the OfficeMax, Inc. Savings Plan who were merged into the SSRP on December 31, 2004), once the participant was eligible to receive the Company match, the Company matched participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. The additional contributions ensured that there were enough shares available to allocate for the Company match through September 23, 2005. After that date, the Company match for those participants formerly receiving their match in shares was made in cash.

(e)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company match including the ESOP component allocations (if applicable), and an allocation of plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(f)                        Vesting

A Participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account are always 100% vested and nonforfeitable.

For participants who are hired on or after January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by an Employer.

For participants who began participating in the SSRP prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing 3 years of service; completing 3 years of participation; death while employed by an Employer; disability while employed by an Employer; termination of employment as a result of the

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

sale of the participant’s location or division; or termination of employment as a result of the closure, without planned resumption of operations, of the facility at which the participant is employed.

With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by an Employer. With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, and who were hired on or before December 31, 2003, in addition to the above, a Participant’s Employer Account shall become 50% vested upon completing two years of service.

Upon a participant’s termination of employment, amounts not fully vested are forfeited and generally used to reduce the amount of current Company contributions to the Plan.

(g)                     Investment Options

Beginning January 1, 2005, participants may direct their contributions to any of the following investment options. The investment manager for each fund, as of January 1, 2005, is listed below.

Fund	Investment Manager(s)
Conservative Asset Allocation Fund	State Street Global Advisors (SSGA)
Moderate Asset Allocation Fund	State Street Global Advisors
Aggressive Asset Allocation Fund	State Street Global Advisors
Stable Value Fund	INVESCO Institutional (N.A.), Inc.
Bond Market Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Mid/Small Cap Index Fund	State Street Global Advisors
International Equity Index Fund	State Street Global Advisors
Real Estate Index Fund	State Street Global Advisors
OfficeMax Common Stock Fund	Not applicable
Self Managed Fund	Not applicable

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a Self Managed Account which is a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and approximately 5,000 different Mutual Funds from over 300 fund families. Investments will be made in accordance with guidelines in the plan document; the Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company; and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

(h)                     Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the Self Managed Fund account, with a minimum loan amount of $1,000. For participant loans in the Master Trust for years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account balance, rollover account balance, and vested Company contribution account balance, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the Self-Managed Fund, with a minimum loan amount of $1,000. For participant loans in the OfficeMax, Inc. Savings Plan for years prior to 2005, the Plan included loan provisions for eligible participants. Participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the participant loan rate for all new loans is tied to the Prime Rate plus 1% and set once a month. For participant loans in the Master Trust prior to January 1, 2005, the plan administrator determined the interest rate, which was based on prevailing market conditions and fixed over the life of the note. For participant loans in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1%. Interest rates on loans outstanding in the Master Trust at December 31, 2004 ranged from 4.00% to 9.50%. Interest rates on loans outstanding in the OfficeMax, Inc. Savings Plan at December 31, 2005 ranged from 6.25% to 8.00%.

(i)                        Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

amount equal to the value of the participant’s vested interest in his or her account. The $1,000 limit was $5,000 prior to March 28, 2005.

(2)                     Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)                     Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)                      Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(d)                     Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(e)                      Rollovers from Other Plans

During the plan year ended December 31, 2005, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan.

(f)                        Financial Instruments

The Plan offers a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Through December 31, 2004, the Plan occasionally used financial instruments, such as interest rate and stock index futures and foreign exchange contracts, to hedge interest rate, stock price, and foreign exchange exposure (see note 5). After January 1, 2005, the Plan no longer owns direct investments in interest rate and stock index futures and foreign exchange contracts; however, the institutional investment funds the Plan owns units of may include these types of investments. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see note 1). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the OfficeMax Common Stock Fund, which invests in securities of a single issuer. As of December 31, 2005, the Plan’s total investment in OfficeMax Common Stock is $15,669,144.

(3)                     Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of plan termination, participants will become fully vested in their accounts. The merger with three other plans on December 31, 2004 did not constitute a termination (see note 1).

(4)                     Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets:
OfficeMax Savings Plan Trust	$60,957,299	—
Plan interest in Master Trust	—	64,268,766
Common stock	—	8,995,229
	$60,957,299	73,263,995

Funds of $3,751,566 were unallocated at December 31, 2004 and were being held to make the participant in-kind match during the 2005 plan year.

Year ended
December 31,
2005
Changes in net assets:
Dividend income	$4,260,164
Company contributions, net of forfeitures	(75,029)
Transfers	(4,169,556)
Participant withdrawals	(3,326,499)
Administrative expenses	(547)
Allocation of OfficeMax Incorporated shares at fair market value	(8,995,229)
$(12,306,696)

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(5)                     OfficeMax Savings Plan Trust and Master Trust

On December 31, 2004, the Company merged the QUEST, RSP, and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan and the plan assets were moved out of the OfficeMax Master Trust (Master Trust). The Plan is now part of a bundled service arrangement through Citistreet L.L.C., with new investment options and a trust arrangement separate from the Master Trust.

(a)                     OfficeMax Savings Plan Trust (Plan Trust)

The Plan’s investments in the collective common trust funds are stated at fair value which is valued at net asset value per share/unit times the number of shares/units at year end less allocated plan administrative expenses. The Company common stock held by the Plan is valued at its quoted market price less allocated plan administrative expenses. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Plan Trust is valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Plan Trust’s Stable Value Fund holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts were reported at contract value as reported by the investment manager. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2005, was approximately $1,381,820 less than the amounts reported.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net assets of the OfficeMax Savings Plan Trust as of December 31, 2005 are as follows:

	Participant directed	Nonparticipant- directed Employee Stock Ownership Plan Component	Total combined funds
Investments:
Common\collective trust funds	$434,028,938	—	434,028,938
OfficeMax common stock fund	15,669,144	—	15,669,144
OfficeMax ESOP component	—	60,957,299	60,957,299
Net assets available for benefits	$449,698,082	60,957,299	510,655,381

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

Changes in the assets and liabilities of the OfficeMax Savings Plan Trust for the year ended December 31, 2005 are as follows:

		Nonparticipant directed
	Participant	Employee Stock Ownership Plan Component		Total combined
	directed	Allocated	Unallocated	funds
Net appreciation (depreciation) in fair value of investments:
Common\collective trust funds	$21,777,154	—	—	21,777,154
OfficeMax common stock fund	(3,509,467)	—	—	(3,509,467)
	18,267,687	—	—	18,267,687
Dividend income	377,166	4,260,164	—	4,637,330
Transfers	4,169,556	(417,990)	(3,751,566)	—
Net amounts withdrawn by participating plans	(55,886,806)	(3,402,075)	—	(59,288,881)
Net transfers into the OfficeMax Savings Plan Trust	20,151,068	—	—	20,151,068
Net (decrease) increase	(12,921,329)	440,099	(3,751,566)	(16,232,796)
Balance at beginning of year	462,619,411	60,517,200	3,751,566	526,888,177
Balance at end of year	$449,698,082	60,957,299	—	510,655,381

The following presents investments that represent 5% or more of the OfficeMax Savings Plan Trust’s net assets at December 31, 2005:

SSGA Stable Value Fund, 21,976,876 units	$229,387,246
SSGA S&P 500 Index Fund, 9,201,527 units	96,183,054
SSGA Mid/Small Cap Index Fund, 3,143,544 units	34,387,263
SSGA Moderate Asset Allocation Fund, 2,796,586 units	29,309,422
OfficeMax ESOP Component (1,354,606 shares of OfficeMax Incorporated Preferred Stock)	60,957,299

State Street Bank and Trust Company is the trustee as defined by the OfficeMax Savings Plan Trust and therefore, the SSGA transactions qualify as exempt transactions with a party in interest. Administrative expenses consisting of investment management fees, recordkeeping fees, and other

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

administrative expenses for the OfficeMax Savings Plan totaled $1,586,150 for the year ended December 31, 2005.

(b)                     Master Trust

Prior to January 1, 2005, the fair market value of the Plan’s interest in the Master Trust was based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices were used to value investments in the Master Trust. Equities, some fixed income securities, publicly traded investment funds, and U.S. Government obligations were valued by reference to published market prices. Investments in certain restricted stocks were valued at the quoted market price of the issuer’s unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer was not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen was consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plan is valued at its quoted market price. Participant loans were valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust was valued at $45 per share, which represented the minimum amount at which it could be redeemed.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust were reported at contract value as reported by the investment manager. The GICs were issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2004, was approximately $4,109,367 more than the amounts reported. The synthetic GICs were investments that simulated the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust included wrappers totaling $(115,107) as of December 31, 2004.

The Contracts held in the Master Trust have fixed, floating, or variable interest rates. Floating interest rates were based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates were reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates were guaranteed not to fall below 0% and are backed by the issuer’s general account. At December 31, 2004, the stated interest rate for the Contracts ranged from 2.10% to 6.70%. The effective yield during this period was 4.52%. There were no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust were allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

appreciation (depreciation) in fair value of investments represented (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

Prior to January 1, 2005, the Company managed a small portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder was managed by investment advisors. Investment parameters were established by the Company, which were required to be followed by the investment advisors. The investment advisors were monitored and evaluated regularly by the Company.

The fair value of the foreign currency hedges was determined by reference to published currency futures and the fair value of the U.S. Treasury futures was determined by reference to published interest rate futures. The fair value of the stock index futures was determined by reference to published index futures. Both types of futures and foreign currency hedges were included in “cash and cash items” in the assets and liabilities of the Master Trust at December 31, 2004.

The Company participated in a security lending agreement with the trustee that required borrowers pursuant to a securities loan agreement to deliver collateral to secure each security’s loan. Such collateral was required to be delivered prior to or simultaneous with the trustee’s delivery of the loaned securities to the borrower. Borrowers were further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market was located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities. Income derived from the security lending agreement was credited to the underlying defined benefit and defined contribution plans.

(6)                     Employee Stock Ownership Plan (ESOP) Component

The ESOP is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants as described in Note 1. The ESOP is not a separate plan for which a plan document exists, nor are there separate eligibility requirements associated with the ESOP fund component other than those described in Note 1, and employees cannot invest in the ESOP fund component through normal contributions.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to certain participants’ accounts in accordance with the terms of the ESOP component. Matching allocations were made to eligible participants’ ESOP accounts equal in value at the time made in 2004, for employee participants not in the contract office supply business, at a rate of 70% of the participants’ contributions to the Plan, up to the first 6% of the participant’s eligible compensation, and at a rate of 50% for employee participants in our contract office supply business, up to the first 6% of the participant’s eligible compensation. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. This allowed the retired shares to stay in the ESOP component and be reissued for use as Company match. The purpose of making the additional contributions was to make certain that there were enough shares available to allocate for Company match through the end of 2004. A small balance of 85,019 recycled shares remained in the ESOP component to be allocated at December 31, 2004, and was used for Company match in 2005. The matching rate for all participants in 2005 is 50%, up to the first 6% of the participant’s eligible compensation. Since the shares ran out on September 23, 2005, the Company match has been made in cash.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan’s trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2005 and December 31, 2004, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Preferred Stock is held by the trustee in a separate “ESOP Component Suspense Account” and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP  component (ESOP Loan). At December 31, 2005 and December 31, 2004, there were no shares of Preferred Stock held in the ESOP Component Suspense Account to be allocated to participants, since the ESOP Loan was paid off June 28, 2004.

(7)                     Investments

There were no investments outside of the OfficeMax Savings Plan Trust that represent 5% or more of the Plan’s net assets.

(8)                     Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Trust was tax exempt as of the financial statement date.

(9)                     Reconciliation to Form 5500

For the plan year ended December 31, 2005, the amount of participant withdrawals in the accompanying financial statements is higher than the amount shown in the Plan’s Form 5500 due to the reversal of liabilities recorded in the prior year’s Form 5500, dated December 31, 2004.

Officemax
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

The following tables reconcile net assets available for benefits and participant withdrawals per the financial statements to the Form 5500:

Participant
withdrawals
Plan year ended December 31, 2005:
Per financial statements	$(85,639,734)
Reversal of prior-year benefits payable accrual	1,730,742
Per Form 5500	$(83,908,992)

Net assets available for benefits
December 31, 2004:
Per financial statements	$578,963,016
Accrued benefits payable to participants	(1,730,742)
Per Form 5500	$577,232,274

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan
By:	/s/ Jeff Johnson
Jeff Johnson
Chair, Retirement Committee

Date: June 29, 2006

OFFICEMAX
SAVINGS PLAN

Filed with the Report
on Form 11-K for the Plan Year Ended
December 31, 2005

Index to Exhibits

Reference	Description	Page number (1)
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated June 28, 2006	18

(1)             This material appears only in the manually signed original of the report on Form 11-K.

Exhibit A

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and
    the Plan Administrator of the OfficeMax Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-113648) on Form S-8 of OfficeMax Incorporated of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the OfficeMax Savings Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the OfficeMax Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2006

Schedule 1

OFFICEMAX
SAVINGS PLAN
Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units	Current value
Participation in OfficeMax Savings Plan Trust	Conservative asset allocation fund	269,719	$ 2,772,477
	Moderate asset allocation fund	2,796,586	29,309,422
	Aggressive asset allocation fund	638,133	6,778,595
	Stable value fund	21,976,876	229,387,246
	Bond market index fund	1,499,910	15,303,825
	S&P 500 index fund	9,201,527	96,183,054
	Mid\Small cap index fund	3,143,544	34,387,263
	International equity fund	1,307,970	14,829,043
	Real estate index fund	433,768	5,078,013
	OfficeMax common stock fund*	1,880,260	15,669,144
	OfficeMax ESOP component* (OfficeMax, Inc. Preferred Stock)	1,354,606	60,957,299
Participant Self Managed Account	Self Managed Account	n/a	20,805,670
Participant loans*	3,268 loans to participants, varying maturity dates thru 2010, interest rates ranging from 6.25% – 8.00%	n/a	12,480,001
	Total of assets		$543,941,052

*                    Party in interest.

See accompanying report of independent registered public accounting firm.